EXHIBIT 3.1

UIL HOLDINGS CORPORATION

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION

1.    The name of the corporation is UIL HOLDINGS CORPORATION (the "Company").

2.    The Certificate of Incorporation of the Company is amended only by the following resolution:

RESOLVED: That the Certificate of Incorporation of the Company be and it hereby is amended by amending Subsection 5(a) of said Certificate of Incorporation in its entirety to read as follows:

“(a)         Common Stock: Seventy-five million (75,000,000) shares of a class of shares designated "Common Stock," without par value. The Common Stock shares of the Corporation shall have unlimited voting rights and shall be entitled to receive the net assets of the Corporation upon its dissolution. Each share of the Common Stock of the Corporation shall have preferences, limitations and relative rights that are identical with those of the other shares of the Common Stock of the Corporation.”

3.    The Board of Directors of the Company approved the above resolution, and proposed and recommended the above resolution to the shareholders of the Company, on March 26, 2007.

4.    The above resolution was adopted on May 9, 2007 by consent of the shareholders of the Company pursuant to C.G.S. §§ 33-797 and 33-709.

WE, THE UNDERSIGNED, being the Chief Executive Officer and the Secretary of UIL Holdings Corporation, respectively, hereby declare, under penalties of false statement, that the statements made in the foregoing certificate are true.

Dated at New Haven, Connecticut, this 11th day of May, 2007.

UIL HOLDINGS CORPORATION

By: /s/ James P. Torgerson
Name: James P. Torgerson
Title: Chief Executive Officer

By: /s/ Susan A. Allen
Name: Susan A. Allen
Title: Corporate Secretary